

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

Via E-mail
Thomas G. Bevivino
Executive Vice President and Chief Financial Officer
Severn Bancorp, Inc.
Suite 200
200 Westgate Circle
Annapolis, MD 21401

Re: Severn Bancorp Inc.
Form 10-K for fiscal year ended December 31, 2010
Filed March 15, 2011
Form 10-Q for fiscal quarter ended March 31, 2011
Filed May 12, 2011
File No. 000-49731

Dear Mr. Bevivino:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief